UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 18)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Celanese AG
(Name of Subject Company (issuer))
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
Celanese Caylux Holdings Luxembourg S.C.A.
Celanese Europe Holding GmbH & Co. KG
(Names of Filing Persons (Offerors))
Ordinary Shares, no par value
(Title of Class of Securities)
D1497A101
(CUSIP Number of Class of Securities)
Celanese Europe Holding GmbH & Co. KG
c/o Celanese Corporation
Attention: Curt Shaw
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☑ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS.
SIGNATURES

     This Amendment No. 18 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, Celanese Caylux Holdings Luxembourg S.C.A. (formerly known as BCP Caylux Holdings Luxembourg S.C.A.) and BCP Crystal Acquisition GmbH & Co. KG on September 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the mandatory offer (the “Offer”) by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), a German limited partnership (the “Purchaser”), required pursuant to Section 305 of the German Stock Corporation Act, to purchase all of the issued and outstanding registered ordinary shares, no par value (the “Celanese Shares”), of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, (other than Celanese Shares owned by the Purchaser or held by Celanese AG in treasury) upon the terms and conditions described in the Offer Document, which was originally filed as Exhibit (a)(1)(A) to the Schedule TO on September 2, 2004 (the “Offer Document”), the Supplement (the “Supplement”), which was filed as Exhibit (a)(1)(A) to Amendment No. 10 to the Schedule TO on August 30, 2005, and the related Letter of Transmittals and the instructions thereto. A copy of the Letter of Transmittal relating to the mandatory offer was originally filed as Exhibit (a)(1)(B) to the Schedule TO on September 2, 2004. A Letter of Transmittal relating to the limited offer described in the Supplement was filed as Exhibit (a)(1)(B) to Amendment No. 10 to the Schedule TO on August 30, 2005. This Amendment No. 18 is being filed to amend and supplement the Schedule TO with certain information contained in the Supplement to the Going Private Disclosure Document (the “Going Private Supplement”), filed as (a)(3)(A) to this Amendment No. 18. The Going Private Supplement relates to the proposed compulsory transfer to Purchaser of all outstanding Celanese Shares held by remaining minority shareholders of Celanese AG in exchange for fair cash compensation in accordance with §§327a et seq. of the German Stock Corporation Act, a transaction referred to as a “squeeze-out”. The squeeze-out is not an offer to purchase Celanese Shares. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Item 6(a) and 6(c) of Schedule TO are hereby amended and supplemented by the following:
     The information set forth in the sections of the Going Private Supplement entitled I. “Summary of the Transactions,” III. “Special Factors,” V. “Background and Objective of the Transactions” and VI.2 “The Squeeze-Out —Fair Cash Compensation” is incorporated herein by reference.
ITEM 11. ADDITIONAL INFORMATION.
     Item 11(a)(5) of Schedule TO is hereby amended and supplemented by the following:
     The information set forth in the section VII. “Certain Legal Matters” of the Going Private Supplement is incorporated herein by reference.
     Item 11(b) of Schedule TO is hereby amended and supplemented by the following:
     The Going Private Supplement in its entirety is incorporated herein by reference.
ITEM 12. EXHIBITS.
     Item 12 of Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(3)(A)	Supplement to the Going Private Disclosure Document, incorporated herein by reference to Exhibit (a)(3)(A) to Amendment No. 8 to the Schedule 13E-3 filed by Celanese Europe Holding GmbH & Co. KG on April 14, 2006.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 14, 2006

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Senior Managing Director

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P. By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Senior Managing Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P. By: Blackstone Management Associates (Cayman) IV L.P., its general partner By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Senior Managing Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

CELANESE CORPORATION
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President & Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President & Chief Executive Officer

CELANESE HOLDINGS LLC
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President & Chief Executive Officer

BCP CRYSTAL US HOLDINGS CORP.
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President & Chief Executive Officer

CELANESE CAYLUX HOLDINGS LUXEMBOURG S.C.A. By: Celanese Caylux Holdings Ltd., its general partner
By:	/s/ Altfried Schrader
	Name:	Altfried Schrader
	Title:	Director

By:	/s/ Volker Stroh
	Name:	Volker Stroh
	Title:	Director

CELANESE EUROPE HOLDING GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director